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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

HAWK CORPORATION
(Name of Subject Company)

HAWK CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

420089 10 4
(CUSIP Number of Class of Securities)

Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3553
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
(216) 621-6536 (fax)

James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 579-0212 (fax)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

        This Amendment No. 3 to Schedule 14D-9 ("Amendment No. 3") amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission ("SEC") on November 1, 2010 (as subsequently amended, the "Schedule 14D-9"), by Hawk Corporation, a Delaware corporation ("Hawk" or the "Company"), relating to the cash tender offer by HC Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent" or "Carlisle"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Hawk (together with the associated preferred share purchase rights, the "Shares") at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by the Purchaser and Parent with the SEC on November 1, 2010. The Offer to Purchase and the Letter of Transmittal together constitute the "Offer."

        All capitalized terms used in this Amendment No. 3 but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

        The items of the Schedule 14D-9 set forth below, to the extent such items incorporate by reference the information contained in the Schedule 14D-9, are hereby amended and supplemented as described below. All pages references in this Amendment No. 3 refer to the Schedule 14D-9.

Item 8.    Additional Information

        The subsection of Section 8 of the Schedule 14D-9 entitled "Stockholder Litigation" on page 42 is hereby revised and restated in its entirety to read as follows:

  Stockholder Litigation.

        Since October 25, 2010, two putative stockholder class action complaints challenging the Transaction were filed in the Court of Chancery in the State of Delaware against Hawk, the individual members of Hawk's board, Carlisle and the Purchaser. On November 9, 2010, plaintiffs in these lawsuits filed a consolidated class action complaint. The consolidated complaint alleges, among other things, that (1) members of Hawk's board breached their fiduciary duties owed to the public stockholders of Hawk by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Hawk to its public stockholders, (2) Messrs. Weinberg, Harbert and Krantz breached their fiduciary duties of loyalty and entire fairness, and (3) Carlisle aided and abetted such breaches of fiduciary duties. The complaint also alleges that the Merger Agreement unduly restricts Hawk's ability to negotiate with rival bidders, that Hawk stockholders have been deprived of the ability to make an informed decision as to whether to tender their Shares, and that the disclosures in the Schedule 14D-9 and in the Schedule TO filed by the Purchaser and Carlisle are materially inaccurate and incomplete. The complaint generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief. While this lawsuit is at a preliminary stage, Hawk believes that the claims are without merit and intends to vigorously defend them. A hearing to consider plaintiffs' request for a preliminary injunction to prohibit the consummation of the Transaction has been scheduled for November 29, 2010.

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Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(J)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010*

*
Incorporated by reference to Amendment No. 2 to Schedule TO filed by Carlisle and the Purchaser on November 12, 2010.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWK CORPORATION
By:	/s/ THOMAS A. GILBRIDE
Name: Thomas A. Gilbride Its: Vice President—Finance and Treasurer

Dated: November 12, 2010

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 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.(1)(2)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(F)	Form of Summary Advertisement as published on November 1, 2010 in The New York Times.(1)
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan.(3)
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board of Hawk Corporation, dated November 1, 2010.(2)
(a)(2)(B)
Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)
(a)(5)(A)	Opinion of Harris Williams & Co., dated October 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)
(a)(5)(B)
Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(C)
Joint Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(D)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 12, 2010).
(a)(5)(E)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010).
(a)(5)(F)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(G)	Transcript of Conference Call, held October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(H)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(I)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(J)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010.(4)

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and wholly-owned subsidiary of Carlisle, and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(2)	Confidentiality Agreement, dated July 30, 2010, by and between Harris Williams & Co. (on behalf of Hawk Corporation) and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(3)	Exclusivity Agreement, dated October 7, 2010, by and between Hawk Corporation and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(5)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(6)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(7)
First Amendment to the Amended and Restated Rights Agreement, dated as of October 14, 2010, between Hawk Corporation and ComputerShare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(8)
Second Amendment to Hawk Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(9)
Second Amendment to Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(10)
Form of Option Cancellation Letter, dated October 14, 2010, between Hawk Corporation and each of Ronald E. Weinberg, B. Christopher DiSantis, Joseph J. Levanduski, Thomas A. Gilbride, Byron S. Krantz, Dan T. Moore III and Paul R. Bishop (incorporated by reference to Exhibit 10.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(11)
Amendments to Agreements, dated as of October 14, 2010, by and between Hawk Corporation, Friction Products Co., an Ohio corporation and wholly-owned subsidiary of Hawk, and Ronald E. Weinberg (incorporated by reference to Exhibit 10.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).

Exhibit No.	Description
(e)(12)	Acknowledgment of Termination of Employment under Amended and Restated Senior Advisor Agreement, dated as of October 14, 2010, by and between Hawk Corporation and Norman C. Harbert (incorporated by reference to Exhibit 10.5 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(13)
Letter Agreement between Thomas A. Gilbride and Hawk Corporation, dated October 14, 2010 (incorporated by reference to Exhibit 10.6 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(14)
Change of Control Agreement, dated August 19, 2010, between John T. Bronstrup and Hawk Corporation (incorporated by reference to the Schedule 14D-9 filed by Hawk Corporation with the Securities and Exchange Commission on November 1, 2010).

(1)
Incorporated by reference to the Schedule TO filed by Carlisle and the Purchaser on November 1, 2010.

(2)
Included in materials mailed to the stockholders of Hawk Corporation.

(3)
Incorporated by reference to Amendment No. 1 to Schedule TO filed by Carlisle and the Purchaser on November 3, 2010.

(4)
Incorporated by reference to Amendment No. 2 to Schedule TO filed by Carlisle and the Purchaser on November 12, 2010.

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  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX